Colombier Acquisition Corp.

214 Brazilian Avenue, Suite 200-A

Palm Beach, FL 33480

June 4, 2021

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4720

Attention: Todd Schiffman

Colombier Acquisition Corp.
Registration Statement on
Form S-1 (File No. 333-254492)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration of 17,250,000 units (which includes 2,250,000 units to cover over-allotments), each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one warrant, of Colombier Acquisition Corp. (the “Company”) be accelerated to June 8, 2021 at 4:00 P.M. Eastern Time or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Payam Siadatpour of Eversheds Sutherland (US) LLP at (202) 383-0278.

*****

Very truly yours,

By:	/s/ Omeed Malik
Name:	Omeed Malik
Title:	Chief Executive Officer